UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Deer Valley Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

244196101

(CUSIP Number)

Keith Hughes

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital, LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John Succo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	[ ]

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Sky Lucas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Deer Valley Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3030 N. Rocky Point Drive W, Suite 150, Tampa, FL 33607.

Item 2.	Identity and Background
(a)	The names of the reporting persons are Vicis Capital, LLC (“Vicis”), and each of its two members, John Succo and Sky Lucas (collectively the “Reporting Persons”). All 12,310,458 shares previously reported on this Schedule were formerly held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Each of the Reporting Persons may have been deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of, in the case of Vicis, the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC, and, in the case of each of Messrs. Succo and Lucas, their membership interests in Vicis.

(b)	The business address of each of the Reporting Persons is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund. Mr. Succo is a member and the Chief Investment Officer of Vicis. Mr. Lucas is a member and the Head of Global Convertible Arbitrage of Vicis.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis is a limited liability company organized under the laws of the state of Delaware. Each of Messrs. Succo and Lucas is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund formerly held, and the Reporting Persons were formerly deemed to own, 12,310,458 shares of Common Stock.

Item 4.	Purpose of Transaction

Vicis, on behalf of the Fund, acquired and disposed of the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. On September 3, 2014, the Fund entered into a Stock Purchase Agreement (“Agreement”) with the Issuer and Peerless Systems Corporation (“Peerless”). Under the terms of the Agreement, the Fund agreed to sell to Peerless all 12,310,458 shares of Common Stock then owned by the Fund for $3,600,000 cash. The transactions described by the Agreement closed on October 6, 2014, upon satisfaction of various closing conditions, and as a result, Vicis is no longer deemed to own any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer
(a)	Prior to the closing of the Agreement (upon which the Fund ceased to own any shares of the Issuer), the Fund, for which Vicis Capital, LLC acts as investment advisor, directly held 12,310,458 of the shares formerly reported on this Schedule. Each of the Reporting Persons may have been deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of, in the case of Vicis, the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC, and, in the case of each of Messrs. Succo and Lucas, their membership interests in Vicis. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Each of the Reporting Persons disclaims beneficial ownership of any shares reported on this Schedule.

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Items 3 and 4 of this Schedule, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Vicis ceased to be the beneficial owner of more than five percent of the Common Stock, effective as of October 6, 2014, upon the closing of the transactions contemplated by the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits
ExhibitA:	Stock Purchase Agreement dated September 3, 2014, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Peerless Systems Corporation on September 3, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

October 7, 2014

———————————————————————

Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

JOHN SUCCO

October 7, 2014

———————————————————————

Date

By:	/s/ Andrew Comito
Andrew Comito, as power of attorney for John Succo*

* Executed pursuant to the authorization of Messrs. Sky Lucas and John Succo attached as Exhibit 99.1 to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC and Messrs. Lucas and Succo with respect to Deer Valley Corporation on July 15, 2014.

SKY LUCAS

October 7, 2014

———————————————————————

Date

By:	/s/ Andrew Comito
Andrew Comito, as power of attorney for Sky Lucas*

* Executed pursuant to the authorization of Messrs. Sky Lucas and John Succo attached as Exhibit 99.1 to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC and Messrs. Lucas and Succo with respect to Deer Valley Corporation on July 15, 2014.